UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K/A

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of June 2026

Commission File No. 000-54189

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

4-5, Marunouchi 1-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or

will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-3 (NO. 333-273681) OF MITSUBISHI UFJ FINANCIAL GROUP, INC. AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED TO THE U.S. SECURITIES AND EXCHANGE COMMISSION TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED WITH OR FURNISHED TO THE U.S. SECURITIES AND EXCHANGE COMMISSION.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 24, 2026

Mitsubishi UFJ Financial Group, Inc.

By:	/s/ Yoshitaka Sekine
Name:	Yoshitaka Sekine
Title:	Managing Director, Head of Documentation & Corporate Secretary Department,
Corporate Administration Division

Mitsubishi UFJ Financial Group, Inc. (MUFG)

(TSE Code: 8306)

Corrections to “Consolidated Summary Report

for the fiscal year ended March 31, 2026 <under Japanese GAAP>”

Tokyo, June 24, 2026 --- MUFG today announced partial corrections to “Consolidated Summary Report for the fiscal year ended March 31, 2026 <under Japanese GAAP>” disclosed on May 15, 2026, as shown in the Appendix.

- End -

About MUFG

Mitsubishi UFJ Financial Group, Inc. (MUFG) is one of the world’s leading financial groups. Headquartered in Tokyo and with over 360 years of history, MUFG has a global network with approximately 2,000 locations in more than 50 countries. The Group has about 150,000 employees and offers services including commercial banking, trust banking, securities, credit cards, consumer finance, asset management, and leasing. The Group aims to “be the world’s most trusted financial group” through close collaboration among our operating companies and flexibly respond to all of the financial needs of our customers, serving society, and fostering shared and sustainable growth for a better world. MUFG’s shares trade on the Tokyo, Nagoya, and New York stock exchanges. For more information, visit https://www.mufg.jp/english.

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(Translation)	Appendix

Corrections:

*	The corrected figures are underlined.

Consolidated Summary Report for the fiscal year ended March 31, 2026 <under Japanese GAAP>

Supplemental Information: “Selected Financial Information under Japanese GAAP For the Fiscal Year Ended March 31, 2026” (Page 9)

4. Securities

MUFG Consolidated

(Before Correction)

Redemption schedule of Available-for-sale securities with maturities and debt securities being held to maturity

	(in millions of yen)
	As of March 31, 2026				As of March 31, 2025
	within 1 year	1 year to 5 years	5 years to 10 years	over 10 years	within 1 year	1 year to 5 years	5 years to 10 years	over 10 years
Domestic bonds	14,581,143	6,692,908	11,907,676	1,282,557	18,500,074	9,875,244	8,772,124	3,090,727
Government bonds	14,048,555	4,408,256	10,080,978	77,934	18,007,133	7,559,511	6,953,734	1,961,839
Municipal bonds	226,088	1,304,741	1,482,949	—	215,259	1,165,338	1,475,025	—
Corporate bonds	306,500	979,909	343,749	1,204,622	277,680	1,150,393	343,363	1,128,887
Other	8,039,551	10,495,195	4,825,995	17,365,629	5,613,333	11,742,041	5,692,392	13,611,167
Foreign equity securities	11,961	9,667	—	—	1,366	20,285	—	—
Foreign bonds	6,893,721	7,857,788	4,404,342	13,964,838	4,547,585	8,729,761	4,854,426	10,913,751
Other	1,133,868	2,627,739	421,652	3,400,791	1,064,380	2,991,994	837,966	2,697,415
Total	22,620,695	17,188,103	16,733,672	18,648,187	24,113,407	21,617,285	14,464,517	16,701,894

(After Correction)

Redemption schedule of Available-for-sale securities with maturities and debt securities being held to maturity

	(in millions of yen)
	As of March 31, 2026				As of March 31, 2025
	within 1 year	1 year to 5 years	5 years to 10 years	over 10 years	within 1 year	1 year to 5 years	5 years to 10 years	over 10 years
Domestic bonds	14,583,142	6,692,908	11,907,676	1,282,557	18,500,074	9,875,244	8,772,124	3,090,727
Government bonds	14,050,554	4,408,256	10,080,978	77,934	18,007,133	7,559,511	6,953,734	1,961,839
Municipal bonds	226,088	1,304,741	1,482,949	—	215,259	1,165,338	1,475,025	—
Corporate bonds	306,500	979,909	343,749	1,204,622	277,680	1,150,393	343,363	1,128,887
Other	8,040,899	10,397,867	4,827,915	17,367,626	5,613,333	11,742,041	5,692,392	13,611,167
Foreign equity securities	11,961	9,667	—	—	1,366	20,285	—	—
Foreign bonds	6,893,721	7,758,219	4,404,342	13,964,838	4,547,585	8,729,761	4,854,426	10,913,751
Other	1,135,216	2,629,980	423,572	3,402,787	1,064,380	2,991,994	837,966	2,697,415
Total	22,624,042	17,090,775	16,735,592	18,650,183	24,113,407	21,617,285	14,464,517	16,701,894

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